10025628

) STATES
CHANGE COMMISSION
...on, D.C. 20549

SEC Mail Processing Section
FEB 16 2010
Washington, DC
122

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SEC FILE NUMBER
8- 35353

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIC Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South 6th Street, Suite 620B
(No. and Street)

Minneapolis (City) **MN** (State) **55403** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Jones **612-341-2218**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Margaret Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

WIC CORP.

We have audited the statements of financial condition of WIC Corp. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of WIC Corp. as of December 31, 2009 and 2008, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 8, 2010

WIC CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
ASSETS		
Cash	$ 42,335	$ 27,379
Accounts receivable	205	1,312
Clearing deposit	10,004	10,000
Investment securities	48,980	61,216
TOTAL ASSETS	$ 101,524	$ 99,907
LIABILITIES		
LIABILITIES		
Accrued income tax	$ 1,665	$ 1,042
Deferred tax liability	890	890
TOTAL LIABILITIES	2,555	1,932
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120	120
Additional paid-in capital	41,880	41,880
TOTAL CAPITAL CONTRIBUTED	42,000	42,000
RETAINED EARNINGS	56,969	55,975
TOTAL STOCKHOLDER'S EQUITY	98,969	97,975
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 101,524	$ 99,907

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commissions and fees	$ 37,589	$ 33,649
Investment income	3,332	604
TOTAL REVENUE	40,921	34,253
EXPENSE		
Management fee	2,000	2,000
Trading fees	15,551	11,743
Other	16,711	16,385
TOTAL EXPENSES	34,262	30,128
INCOME BEFORE INCOME TAXES	6,659	4,125
INCOME TAXES	1,665	1,042
NET INCOME	$ 4,994	$ 3,083

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	12,000	$ 120	$ 41,880	$ 52,892	$ 94,892
Net income				3,083	3,083
Balance, December 31, 2008	12,000	120	41,880	55,975	97,975
Dividends paid to parent				(4,000)	(4,000)
Net income				4,994	4,994
Balance, December 31, 2009	12,000	$ 120	$ 41,880	$ 56,969	$ 98,969

See Notes to Financial Statements

WIC CORP.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 4,994	$ 3,083
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Change in unrealized (gain) loss	(2,336)	1,406
Reinvested dividends and interest	(982)	(1,096)
Decrease (increase) in operating assets:		
Accounts receivable	1,103	(961)
Increase (decrease) in operating liabilities:		
Accounts payable	-	(396)
Accrued income taxes	623	(15,358)
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,402	(13,322)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	15,554	27,212
NET CASH FLOWS FROM INVESTING ACTIVITIES	15,554	27,212
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	(4,000)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(4,000)	-
NET INCREASE (DECREASE) IN CASH	14,956	13,890
CASH, BEGINNING OF YEAR	27,379	13,489
CASH, END OF YEAR	$ 42,335	$ 27,379

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - WIC Corp. (the Company) is a wholly owned subsidiary of WCM, Inc. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI for WCMI's managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - Investment securities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Investment securities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Investment securities valued using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption investment income.

Income recognition - Security transactions and their related commission revenue are recognized for accounting purposes on the trade date.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of risk - The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

(1) Nature of business and significant accounting policies (continued)

Recently issued accounting pronouncements:

Update No. 2009-01 - In June 2009, the FASB issued update No. 2009-1, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended December 31, 2009. The adoption of the ASC did not have a significant effect on the financial statements.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), now codified as ASC Topic 820, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. ASC topic 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the provisions of ASC Topic 820 in 2009. The adoption of ASC Topic 820 did not have a significant effect on the financial statements.

FIN 48 - During June 2006, the FASB issued guidance, now codified as ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB released additional guidance, also now codified under ASC Topic 740, which provided for delayed application. The Company has elected to defer application of certain guidance in ASC Topic 740 until the year ending December 31, 2009. The Company has evaluated its uncertain tax positions using the provisions of ASC 450, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized. The Company's adoption of ASC 740 did not have a material effect on its financial position.

Subsequent events policy - Subsequent events have been evaluated through February 8, 2010 which is the date the financial statements were available to be issued.

(2) <u>Investment securities</u>

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(2) **Investment securities (continued)**

Fair value measurement definition and hierarchy (continued) - Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2009 and 2008 are as follows:

2009	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 21,207	$ 21,207	$ -	$ -
Mutual funds-fixed income	27,774	24,634	3,140	-
Total investment securities	$ 48,981	$ 45,841	$ 3,140	$ -

2008	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 36,760	$ 36,761	$ -	$ -
Mutual funds-fixed income	24,456	23,652	804	-
Total investment securities	$ 61,216	$ 60,413	$ 804	$ -

The fair values of all the investments are measured using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	(Level 1) Years Ended December 31, 2009	2008
Net realized gains (losses)	$ -	$ -
Net unrealized gains (losses)	2,336	(1,406)
Total realized and unrealized gains and losses	$ 2,336	$ (1,406)

(3) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) **Related party transactions**

The Company shares office facilities with its parent company. A management fee of $2,000 was paid during the years ended December 31, 2009 and 2008 respectively to cover certain operating expenses. The Company received $37,589 and $33,649 from its parent as reimbursement for the costs associated with the execution of security transactions and other services during the years ended December 31, 2009 and 2008, respectively.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2009, the Company had net capital and net capital requirements of $93,974 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.77 to 1 at December 31, 2009.

(6) **Income tax expense**

The components of the income tax provision for the years ended December 31, 2009 and 2008 are as follows:

	Years Ended December 31, 2009	Years Ended December 31, 2008
Currently (refundable) payable:		
Federal	$ 1,012	$ 638
State	653	404
Total income tax provision	$ 1,665	$ 1,042
Cash paid WCMI during the year for WIC's share of the taxes payable	$ 1,042	$ 16,400

Without uncertain tax position pass-thru to be included in tax policy - On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

(6) **Income tax expense (continued)**

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2006, 2007, and 2008 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2004 through 2008 remain subject to examination by state and local tax authorities.

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

WIC CORP.

Our audit was made for the purpose of forming an opinion on the basic financial statements of WIC Corp. for the year ended December 31, 2009 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 8, 2010

WIC CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

Total ownership equity from Statement of Financial Condition	$ 98,969
Additions:	
Other -	-
Deductions:	
Non-allowable assets	(205)
Net capital before haircuts on securities positions	98,764
Haircuts on securities:	
Trading and investment securities	4,790
Net capital	$ 93,974
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,665
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness	$ 50,000
Capital in excess of minimum requirement	$ 43,974
Ratio, aggregate indebtedness to net capital	1.77%

See Auditors' Report on Additional Information

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 93,974
Audit adjustments:	
No significant adjustments	-
Net capital as reported on Schedule I	$ 93,974

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 1,665
Audit adjustments:	
No significant adjustments	
Total aggregate indebtedness as reported on Schedule I	$ 1,665

See Auditors' Report on Additional Information

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2009

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

WIC CORP.

AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2009

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

WIC CORP.

In planning and performing our audit of the financial statements of WIC Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above and no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 8, 2010